UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d 1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d 2(a)1

TerrAscend Corp.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

88105E108

(CUSIP Number)

JW Asset Management, LLC,
14 North Lake Rd.
Armonk, NY 10504

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

December 23, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d 1(e), 13d 1(f) or 13d 1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d 7(b) for other parties to whom copies are to be sent.

________________________

1             The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88105E108	13D/A	Page 2 of 9 Pages

1.	names of reporting persons i.r.s. identification no. of above persons (entities only) JW PARTNERS, LP
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.	sec use only
4.	sources of funds WC
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.	citizenship or place of organization DELAWARE, UNITED STATES OF AMERICA
number of shares	7.	sole voting power	0
beneficially owned by	8.	shared voting power	66,422,492
each reporting	9.	sole dispositive power	0
person with:	10.	shared dispositive power	66,422,492
11.	aggregate amount beneficially owned by each reporting person	66,422,492
12.	check box if the aggregate amount in row (11) excludes certain shares (See Instructions)	☐
13.	percent of class represented by amount in row (11)	25.63%
14.	type of reporting person (See Instructions) PN

CUSIP No. 88105E108	13D/A	Page 3 of 9 Pages

1.	names of reporting persons i.r.s. identification no. of above persons (entities only) JW OPPORTUNITIES MASTER FUND, LTD.
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.	sec use only
4.	sources of funds WC
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.	citizenship or place of organization CAYMAN ISLANDS
number of shares	7.	sole voting power	0
beneficially owned by	8.	shared voting power	26,124,201
each reporting	9.	sole dispositive power	0
person with:	10.	shared dispositive power	26,124,201
11.	aggregate amount beneficially owned by each reporting person	26,124,201
12.	check box if the aggregate amount in row (11) excludes certain shares (See Instructions)	☐
13.	percent of class represented by amount in row (11)	10.08%
14.	type of reporting person (See Instructions) CO

CUSIP No. 88105E108	13D/A	Page 4 of 9 Pages

1.	names of reporting persons i.r.s. identification no. of above persons (entities only) JW ASSET MANAGEMENT, LLC
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.	sec use only
4.	sources of funds OO
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.	citizenship or place of organization DELAWARE, UNITED STATES OF AMERICA
number of shares	7.	sole voting power	0
beneficially owned by	8.	shared voting power	113,359,020
each reporting	9.	sole dispositive power	0
person with:	10.	shared dispositive power	113,359,020
11.	aggregate amount beneficially owned by each reporting person	113,359,020
12.	check box if the aggregate amount in row (11) excludes certain shares (See Instructions)	☐
13.	percent of class represented by amount in row (11)	43.75%
14.	type of reporting person (See Instructions) OO; IA

CUSIP No. 88105E108	13D/A	Page 5 of 9 Pages

1.	names of reporting persons i.r.s. identification no. of above persons (entities only) JW GP, LLC
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.	sec use only
4.	sources of funds OO
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.	citizenship or place of organization DELAWARE, UNITED STATES OF AMERICA
number of shares	7.	sole voting power	0
beneficially owned by	8.	shared voting power	113,190,462
each reporting	9.	sole dispositive power	0
person with:	10.	shared dispositive power	113,190,462
11.	aggregate amount beneficially owned by each reporting person	113,190,462
12.	check box if the aggregate amount in row (11) excludes certain shares (See Instructions)	☐
13.	percent of class represented by amount in row (11)	43.68%
14.	type of reporting person (See Instructions) OO

CUSIP No. 88105E108	13D/A	Page 6 of 9 Pages

1.	names of reporting persons i.r.s. identification no. of above persons (entities only) JASON G. WILD
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.	sec use only
4.	sources of funds PF; OO
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.	citizenship or place of organization UNITED STATES OF AMERICA
number of shares	7.	sole voting power	3,235,269
beneficially owned by	8.	shared voting power	113,359,020
each reporting	9.	sole dispositive power	3,235,269
person with:	10.	shared dispositive power	113,359,020
11.	aggregate amount beneficially owned by each reporting person	116,594,289
12.	check box if the aggregate amount in row (11) excludes certain shares (See Instructions)	☐
13.	percent of class represented by amount in row (11)	45.00%
14.	type of reporting person (See Instructions) IN

CUSIP No. 88105E108	13D/A	Page 7 of 9 Pages

ITEM 1. Security and Issuer

(a)	The name of the issuer is TerrAscend Corp. (the “Issuer”).
(b)	The address of the Issuer’s principal executive offices is 3610 Mavis Road, Mississauga, Ontario, L5C 1W2.

This Schedule 13D/A (the “Schedule”) relates to the common shares, with no par value (“Common Shares”), of the Issuer and amends and supplements the Schedule 13D dated March 10, 2022 filed by the Reporting Persons. Capitalized terms used but not defined herein have the meaning given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

ITEM 4. Purpose of Transaction

On August 23, 2022, 8,591 warrants, exercisable for 8,591,000 Common Shares, with exercise prices substantially in excess of the market value of the Common Shares expired and were forfeited, when JWP, JWO and another investment vehicle did not exercise their respective purchase rights under those warrants. On December 23, 2022, two investment vehicles advised by the Reporting Persons distributed certain Common Shares to their respective investors to facilitate planned redemptions of the distributees’ respective interests in the two advised investment vehicles, which effectively lowered the holdings of certain Reporting Persons in the Issuer’s Common Shares. The distributions were offered to all investors in both advised investment vehicles. The Reporting Persons holding investments in the advised investment vehicles elected to maintain their full investment in both vehicles, and as such did not receive a distribution as part of this transaction.

ITEM 5. Interest in Securities of the Issuer

(a)-(b)    JWP may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 66,422,492 Common Shares as of December 23, 2022, which represent 25.63% of the Issuer’s outstanding Common Shares.

(i) Sole power to vote or direct vote: 0

(ii) Shared power to vote or direct vote: 66,422,492

(iii) Sole power to dispose of or direct the disposition: 0

(iv) Shared power to dispose of or direct the disposition: 66,422,492

JWO may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 26,124,201 Common Shares as of December 23, 2022, which represent 10.08% of the Issuer’s outstanding Common Shares.

(i) Sole power to vote or direct vote: 0

(ii) Shared power to vote or direct vote: 26,124,201

(iii) Sole power to dispose of or direct the disposition: 0

(iv) Shared power to dispose of or direct the disposition: 26,124,201

The Advisor may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 113,359,020 Common Shares as of December 23, 2022, which represent 43.75% of the Issuer’s outstanding Common Shares.

(i) Sole power to vote or direct vote: 0

(ii) Shared power to vote or direct vote: 113,359,020

(iii) Sole power to dispose of or direct the disposition: 0

(iv) Shared power to dispose of or direct the disposition: 113,359,020

CUSIP No. 88105E108	13D/A	Page 8 of 9 Pages

The General Partner may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 113,190,462 Common Shares as of December 23, 2022, which represent 43.68% of the Issuer’s outstanding Common Shares.

(i) Sole power to vote or direct vote: 0

(ii) Shared power to vote or direct vote: 113,190,462

(iii) Sole power to dispose of or direct the disposition: 0

(iv) Shared power to dispose of or direct the disposition: 113,190,462

Wild may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 116,594,289 Common Shares as of December 23, 2022, which represent 45.00% of the Issuer’s outstanding Common Shares.

(i) Sole power to vote or direct vote: 3,235,269

(ii) Shared power to vote or direct vote: 113,359,020

(iii) Sole power to dispose of or direct the disposition: 3,235,269

(iv) Shared power to dispose of or direct the disposition: 113,359,020

For purposes of calculating the percentages set forth in this Item 5, the number of Common Shares outstanding is assumed to be the aggregate of 259,124,640, as disclosed by the Issuer to the Reporting Persons.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Common Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such shares except to the extent of his or its pecuniary interest therein. See Exhibit 2 of Schedule 13D.

(c)	In the past sixty days, the Reporting Persons effected no transactions in the Common Shares other than those Common Shares distributed by certain investment vehicles advised by the Reporting Persons to their respective investors in redemption of their interests therein, as set forth in the following table:

Date	Name of Entity Effecting the Transactions	No. of Shares[2]	Consideration
12/23/22	JW Opportunities Fund LLC	568,763	Each distributee’s interests in the advised fund.
12/23/22	JW Select Investments LP	1,581,084	Each distributee’s interests in the advised fund.

(d)	Not applicable.
(e)	Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

To the knowledge of the Reporting Persons, except for the matters described in the Schedule 13D, this Schedule 13D/A, or as set forth below, there is no contract, arrangement, understanding or relationship (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Issuer.

2 Represents the aggregate number of Common Shares distributed by the identified entity on the specified date.

CUSIP No. 88105E108	13D/A	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 28, 2022

JW PARTNERS, LP
By: JW GP, LLC, its General Partner

/s/ Jason Klarreich
Jason Klarreich, Attorney-In-Fact

JW OPPORTUNITIES MASTER FUND, LTD.
By: JW GP, LLC, its Manager

/s/ Jason Klarreich
Jason Klarreich, Attorney-In-Fact

JW GP, LLC
By: Jason G. Wild, its Managing Member

/s/ Jason Klarreich
Jason Klarreich, Attorney-In-Fact

JW ASSET MANAGEMENT, LLC
By: Jason G. Wild, its Managing Member

/s/ Jason Klarreich
Jason Klarreich, Attorney-In-Fact

JASON G. WILD

/s/ Jason Klarreich
Jason Klarreich, Attorney-In-Fact

Pursuant to that certain Power of Attorney dated February 14, 2022 with respect to securities of TerrAscend Corp., the original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.